UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Placement

As of July 29, 2024, the Company closed a private placement of (a) 14,907,000 Class A ordinary shares, par value $0.0001 per share, and (b) warrants to purchase up to an aggregate of 14,907,000 Class A ordinary shares (the “Private Placement”) pursuant to the Securities Purchase Agreement dated July 29, 2024, by and between the Company and the purchasers named therein (the “Securities Purchase Agreement”). The warrants are exercisable immediately upon issuance with a term of two years and an exercise price of $0.55 per share. The warrants also contain a cashless exercise provision. The Company issued the Class A ordinary shares at a price of $0.55 per share and the warrants for nominal consideration.

In connection with the Private Placement, the Company warranted that it would use its best efforts to promptly register the resale of (x) the Class A ordinary shares issued and (y) the Class A ordinary shares to be issued upon exercise of the warrants.

The foregoing description of the warrants and the Securities Purchase Agreement are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 4.1 and 10.1, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference.

The securities issued in the Private Placement were exempt from registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2024

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

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